UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File No. 00-30082

MERUS LABS INTERNATIONAL INC.
(Translation of registrant's name into English)

100 Wellington St. West, Suite 2110 P.O. Box 151
Toronto, ON M5K 1H1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [   ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits
99.1	First Amendment dated June 1, 2017 to Arrangement Agreement dated May 11, 2017, between Merus Labs International Inc. and Norgine B.V.
99.2	Notice of Special Meeting to be held on July 10, 2017.
99.3	Management Information Circular.
99.4	Form of Proxy.
99.5	Letter of Transmittal.
99.6	Certificate Pursuant to NI 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.
99.7	Press release dated June 5, 2017 announcing filing of Circular and Mailing of Meeting Materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2017

MERUS LABS INTERNATIONAL INC.

/s/ Michael Bumby
Michael Bumby
Chief Financial Officer